Exhibit (a)(1)(H)
RESTRICED STOCK UNIT AWARD AGREEMENT
    THIS RESTRICTED STOCK UNIT AWARD AGREEMENT (this “Agreement”) is made as of [[GRANTDATE]] (the “Grant Date”) by and between Cresco Labs Inc., a British Columbia corporation (“Cresco” or the “Corporation”), and the undersigned employee (the “Recipient”), in accordance with and subject to the Amended and Restated Cresco Labs Inc. 2018 Long-Term Incentive Plan (the “Plan”). As used in this Agreement, the term “Corporation” shall include, where applicable, any and all of Cresco’s subsidiaries or related entities. Capitalized terms used but not defined in this Agreement have the meanings attributed to them in the Plan.

WHEREAS, in accordance with the Plan, the provisions of which are incorporated herein by reference, and in connection with the services to be performed by Recipient, the Corporation has authorized the grant of Restricted Stock Units (each an “RSU,” and collectively the “RSUs”) to the Recipient as set forth in this Agreement. The RSUs granted under this Agreement represent a contractual obligation by Cresco to issue and deliver to Recipient an equivalent number of Common Shares, subject to the terms and conditions set forth in this Agreement and the Plan.
NOW, THEREFORE, in consideration of the promises and mutual covenants herein set forth and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Cresco and Recipient agree as follows:
1.Grant of the RSUs. Subject to the terms, conditions, limitations and restrictions set forth in this Agreement and the Plan, Cresco hereby awards and grants to Recipient the aggregate amount of [[SHARESGRATNED]] RSUs on the Grant Date.
2.Vesting of the RSUs. Subject to earlier termination, acceleration or cancellation of the RSUs as provided in this Agreement and/or the Plan, the RSUs shall vest and be converted to Common Shares issued and delivered to Recipient on the dates set forth in the following vesting table (each a “Vesting Date”), commencing and continuing in accordance with the vesting table; provided, however, that no portion of the RSUs shall vest (and no Common Shares shall be issued and delivered) under this Agreement unless Recipient has remained and is actively employed in good standing with the Corporation on each such Vesting Date:
Date Vested Shares
September 17, 2026 1/3rd of the grant
September 17, 2027 1/3rd of the grant
September 17, 2028 1/3rd of the grant

Subject to the terms and conditions of the Plan and this Agreement (including Paragraphs 6 and 10), on each Vesting Date the then-vested RSUs will be settled and converted to Common Shares (or, in accordance with the Plan and at the discretion of the Administrator, an amount in cash (or combination of Common Shares and cash) equal to the Fair Market Value of the specified number of Common Shares as of the applicable Vesting Date(s)) and, upon such settlement and conversion, each vested RSU shall terminate. As soon as administratively practicable after each

Vesting Date, but no later than 30 days following such vesting, Cresco shall issue and deliver the Common Shares (and/or payment) to the Recipient.

3.Transferability Restriction. The RSUs may not be assigned, transferred or otherwise disposed of, or pledged or hypothecated in any way (whether by operation of law or otherwise) except in compliance with Section 9 of the Plan. Except as otherwise permitted under the Plan or authorized by the Administrator, any assignment, transfer, pledge, hypothecation or other disposition of an RSU or any attempt to make any levy of execution, attachment or other process will cause the RSU to terminate immediately upon the happening of any such event; provided, however, that any such termination of the RSU under the provisions of this Paragraph 3 will not prejudice any rights or remedies which Cresco may have under this Agreement or otherwise.
4.Effect of Termination of Service. Except as provided in this Agreement or as otherwise provided in the Plan, upon Recipient’s Termination of Service for any reason, or failure to satisfy any other condition precedent to the delivery of Common Shares and/or payment to which such RSUs relate, all RSUs and any accrued but unpaid Dividend Equivalents shall be forfeited and cancelled, and Recipient shall no longer have any rights with respect to the forfeited and cancelled RSUs and/or Dividend Equivalents; provided, however, the Administrator may, in its sole discretion, accelerate vesting of all or a portion of the RSUs to the date of Recipient’s Termination of Service.
5.Recipient’s Rights as Shareholder. Prior to the vesting of the RSUs, the Recipient shall have no rights as a shareholder with respect to the RSUs or any of the Common Shares to be issued upon vesting. Subject to the terms and conditions of this Agreement and the Plan, however, the Administrator in its sole discretion may grant to the Recipient, for each RSU awarded under this Agreement, the unvested right to accrue and receive monetary payment in an amount equal to any dividends that would have been paid to the Recipient if one Common Share had been issued to the Recipient on the Grant Date (“Dividend Equivalents”). Should Recipient be granted the right to receive Dividend Equivalents in connection with an RSU, then upon vesting of the RSU, in addition to the issuance and delivery of a Common Share and/or cash in accordance with Paragraph 2 of this Agreement, the Recipient shall at that time also receive payment equal to any Dividend Equivalents that have accrued with respect to that RSU as of the Vesting Date. Upon vesting of an RSU, the Dividend Equivalents (if any) associated with that RSU shall terminate.
6.Adjustments. The RSUs shall be subject to adjustment upon the occurrence of certain events as set forth in Section 10 of the Plan.
7.Notices. Each notice relating to this Agreement will be in writing and delivered in person or by certified mail to the proper address. Notices to Cresco shall be addressed to Cresco, attention: Chief Financial Officer and General Counsel, Cresco Labs Inc., 600 W. Fulton St., Suite 800, Chicago, Illinois 60661, or at such other address as may constitute Cresco’s principal place of business at the time. Notices to Recipient or other person or persons then entitled to the RSUs granted under this Agreement shall be addressed to Recipient or such other person or persons at Recipient’s or such other person’s address then on file with Cresco. Anyone to whom a notice may be given under this Agreement may designate a new address by notice to that effect given pursuant to this Paragraph 7.
8.Successors and Assigns; No Third-Party Beneficiaries. This Agreement shall inure to the benefit of and be binding upon the Corporation and Recipient and their respective heirs, successors, legal representatives and permitted assigns. Nothing in this Agreement, express or implied, is intended to confer on any person other than the Corporation and Recipient, and their respective heirs, successors, legal representatives and permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.
9.Compliance with Laws and Other Restrictions. The RSUs and Cresco’s obligation to issue and deliver shares related to an RSU are subject to: (a) all applicable federal, state and provincial laws, rules and regulations (including those of any national securities exchange(s) on which the Common Shares may be listed); (b) such approvals as may be required by any regulatory or governmental agency; and (c) any restrictions imposed under any internal Cresco policy or any written agreement or instrument by which Recipient is bound.
10.Withholding of Taxes. Whenever the Corporation is required to issue Common Shares under this Agreement, then prior to – and as a necessary condition precedent of – Cresco’s issuance and delivery of the Common Shares, the Recipient shall remit to Cresco payment in cash (or cash equivalents) in an amount sufficient to satisfy any and all income tax, employment tax, and any other tax or social insurance contribution required by federal, state, provincial and/or local law to be withheld in connection with the RSUs granted under this Agreement (“Tax Withholding Obligations”); provided however, that Cresco may at its discretion allow the Recipient to satisfy such Tax Withholding Obligations by: (i) authorizing the Corporation to withhold from the Common Shares to be issued a number of shares with an aggregate Fair Market Value that would fully satisfy the Tax Withholding Obligations; or (ii) any other reasonable method to satisfy the applicable Tax Withholding Obligations, as provided in the Plan or determined by the Administrator. Notwithstanding the provisions of clause (i) of the preceding sentence, the Fair Market Value of shares withheld shall not exceed the minimum amount of tax required to be withheld by law (or such lesser amount as may be necessary to avoid classification of the RSUs or the underlying shares as a liability for financial accounting purposes). In accordance with Section 8 of the Plan, Recipient acknowledges and hereby agrees that the Corporation or its subsidiary may deduct, to the extent permitted by law, Tax Withholding Obligations from any payment of any kind, including but not limited to payment of any Dividend Equivalents, commissions, wages or other compensation, otherwise due to Recipient.
11.Plan Governs. In the event that any provision in this Agreement conflicts with a provision in the Plan, the provision of the Plan shall govern.
12.Recipient Undertaking; Acceptance. Recipient agrees to take whatever additional action and execute whatever additional documents the Corporation may deem necessary or advisable to carry out or give effect to the provisions of this Agreement. Recipient acknowledges receipt of a copy of the Plan and this Agreement and understands that material definitions and provisions concerning the RSUs and Recipient’s rights and obligations with respect thereto are set forth in the Plan. Recipient has read carefully, and understands, the provisions of this Agreement and the Plan.
13.Severability. Any provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective only to the extent of such invalidity or unenforceability without invalidating the remaining provisions hereof or affecting the validity or enforceability of such provision in any other jurisdiction.
14.Tax Consequences. None of Cresco, any Subsidiary, or any officer, director, employee or agent of either, shall be responsible to Recipient or any other person for the tax consequences of the RSUs thereof or the sale or other disposition of the underlying Common Shares.
15.Section 409A and 457A. It is the intent of Cresco and Recipient that this Agreement shall comply with the requirements of Section 409A and 457A of the Code, to the extent applicable to RSUs granted to a Recipient who is subject to income taxation in the United States, and the provisions of the Agreement shall be interpreted in a manner that satisfies the requirements of Section 409A and 457A of the Code. If any provision of the Agreement would otherwise frustrate or conflict with this intent, the provision, term or condition will be interpreted and deemed amended so as to avoid this conflict. Notwithstanding the foregoing, the tax treatment of the benefits provided under the Plan or any award document is not warranted or guaranteed, and in no event shall the Corporation be liable for all or any portion of any taxes, penalties, interest or other expenses that may be incurred by Recipient on account of non-compliance with Section 409A and 457A of the Code.
16.Waiver or Modification. No amendment or modification of any provision of this Agreement shall be effective unless signed in writing by or on behalf of Cresco and Recipient; provided that Cresco may amend or modify this Award Agreement without Recipient’s consent in accordance with the provisions of the Plan or as otherwise set forth in this Agreement. No waiver of any breach or condition of this Agreement shall be deemed to be a waiver of any other or subsequent breach or condition, whether of like or different nature. Any amendment or modification of or to any provision of this Agreement, or any waiver of any provision of this Agreement, shall be effective only in the specific instance and for the specific purpose for which made or given.
17.Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes any prior agreements, arrangements or understandings by or between the parties, written or oral, that may have related in any way to such subject matter. This Agreement does not modify any terms or conditions of employment (including any “at will” employment relationship) with the Corporation, and nothing in this Agreement constitutes or shall be construed as creating an express or implied contract of employment for any definite term.
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IN WITNESS WHEREOF, each of the parties has duly executed this Agreement as of the date first above written.

CRESCO: CRESCO LABS INC. By: Name: Sharon Schuler Title: Chief Financial Officer	RECIPIENT: __________________________________ [[First Name]] [[Last Name]]